June 20, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attn: Juan Grana and Jane Park

Re:	Golden Arrow Merger Corp. Amendment No. 3 to Registration Statement on Form S-4 Filed June 5, 2024 File No. 333-276849

Dear Mr. Grana and Ms. Park:

On behalf of Golden Arrow Merger Corp. (the “Company”), we are hereby responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated June 12, 2024 (the “Comment Letter”) with respect to the above referenced Amendment No. 3 to Registration Statement on Form S-4, filed by the Company on June 5, 2024.

The Company has filed via EDGAR Amendment No. 4 to the Registration Statement on Form S-4 (the “Amendment No. 4 to the Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 4 to the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 4 to the Registration Statement.

Amendment No. 3 to Registration Statement on Form S-4 filed June 5, 2024

The Background of the Business Combination, page 100

1.	We note your response to comment 5 and reissue the comment. We note your disclosure on page 103 that "[o]n July 26, 2023, GAMC and Bolt Threads entered into a confidentiality agreement after which Bolt Threads shared a data room with additional information, including a corporate presentation, financial documents and certain draft projected financial information". We also note that the "draft projected financial information provided included Bolt Threads’ estimates for addressable market by market segmentation, customer sales pipeline information, potential material costs based on production volume, and potential income statements dependent on achievement of revenue goals." Please revise to disclose the draft projected financial information, including Bolt Threads’ estimates for addressable market by market segmentation, customer sales pipeline information, potential material costs based on production volume, and potential income statements dependent on achievement of revenue goals. Please also revise your disclosure here or on page 154 to disclose Bolt Threads' forecasted sales in 2024, 2025 and 2026.

Response: In response to the Staff’s comment, the disclosure on page 105 of Amendment No. 4 to the Registration Statement has been revised. With respect to the Staff’s comment requesting disclosure of Bolt Threads’ forecasted sales in 2024, 2025 and 2026, the Company and Bolt Threads respectfully note that the reference to Bolt Threads’ forecasts for those years has been removed from Amendment No. 4 to the Registration Statement following conversations with members of the Staff. The Company and Bolt Threads have additionally revised the disclosure on pages 106 and 157 of Amendment No. 4 to the Registration Statement to provide further detail regarding Bolt Threads’ estimate of its total addressable market.

2.	We note your response to comment 6 and reissue the comment. Please revise to quantitatively explain how GAMC management calculated a valuation of $250 million for Bolt Threads.

Response: In response to the Staff’s comment, the disclosure on pages 105-107 of Amendment No. 4 to the Registration Statement has been revised.

June 20, 2024

Material U.S. Federal Income Tax Considerations of the Redemption Rights and the Business

Combination, page 129

3.	We note your response to comment 8 and reissue the comment in part. Please revise to state that the disclosure in this section, including with regard to each material U.S. tax consequence discussed, represents the opinion of counsel. We note your disclosure on page 130 that "GAMC did not obtain a tax opinion regarding the U.S. federal income tax consequences of the Business Combination, including the conversion of GAMC Class A Common Stock."

Response: In response to the Staff’s comment, the disclosure on pages 132-133 of Amendment No. 4 to the Registration Statement has been revised.

Key Factors Affecting Our Results and Performance, page 176

4.	We note that your revised disclosure on page 176 reinstates your previous statement that you decided to “shift your strategic focus away from Mylo” in early 2023. However, you continue to disclose on page 161 that you made a decision to “discontinue Mylo’s commercial development to focus on b-silk.” Please revise to clarify the current stage of development and commercialization of Mylo and reconcile your disclosures accordingly.

Response: In response to the Staff’s comment, the disclosure on page 179 of Amendment No. 4 to the Registration Statement has been revised.

We thank the Staff in advance for its consideration of the foregoing. If you have any questions related to this letter, please contact the undersigned at (703) 749-1386.

Sincerely,

/s/ Jason Simon
Jason Simon

cc:	Timothy Babich – Chief Executive Officer